This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated February 10, 2009, the Prospectus Supplement dated March 1, 2010 and the Index Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 23, 2010

US$[            ]

[CALLABLE] CMS STEEPENER NOTES WITH INDEX-LINKED BARRIER DUE [            ]

Principal Amount:

US$

Issuer:

Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price:

Series:

Global Medium-Term Notes, Series A

Principal Protection Percentage:

100%

Original Issue Date:

Original Trade Date:

Maturity Date:

[            ]2, subject to Redemption at the Option of the Company (as set forth below).

CUSIP:

Denominations:

Minimum denominations of US$[            ] and in integral multiples of US$[            ] thereafter.

ISIN:

Business Day:

☐ New York

☐ London

☐ Euro

☐ Other ([            ])

Business Day Convention:

☐ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☐ Unadjusted

Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Interest Rate Type (see Interest Rate Formula below):

Day Count Convention (or Fraction):

☐ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒ Other (see description in this free writing prospectus)

☐ Actual/360

☐ 30/360

☐ Actual/Actual

☐ Actual/365

☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

Index:

☐ S&P 500® Index

☐ Dow Jones Industrial AverageSM

☐ NASDAQ-100 Index®

CMS Spread [plus/minus][the Spread]

CMS Spread:

With respect to an Interest Period, the CMS Rate with a maturity of [            ] years minus the CMS Rate with a maturity of [            ] years, determined on the Reference Rate Determination Date for such Interest Period.

Initial Interest Rate:

[            ]% per annum

Spread: [            ]

Interest Rate Formula:

[For each Interest Period commencing on or after the Original Issue Date to but excluding [            ]: the Initial Interest Rate]

For each Interest Period [commencing on or after [            ]], the interest rate per annum will be equal to:

(a) if the Index Level on the relevant Index Determination Date is greater than or equal to the applicable Index Barrier, the Above Barrier Rate; or

(b) if the Index Level on the relevant Index Determination Date is less than the applicable Index Barrier, the Below Barrier Rate.

1 For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

The information in this free writing prospectus is not complete and may be changed.

2 At least 366 calendar days after the Original Issue Date.

Above Barrier Rate:

The product of (1) the applicable Multiplier and (2) the Reference Rate, subject to the Minimum Above Barrier Rate and, if applicable, the Maximum Above Barrier Rate.

Maximum Above Barrier Rate:

[            ]%

Minimum Above Barrier Rate:

[            ]%

Below Barrier Rate:

[            ]%

Multiplier:

For Interest Periods commencing on or after:

Multiplier

[            ]

[            ]

[            ]

[            ]

[            ]

[            ]

Interest Payment Dates:

☐ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on [            ], commencing on [            ] and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:

For each Interest Period, the first day of such Interest Period

Reference Rate Determination Date:

Two New York Business Days prior to the relevant Interest Reset Date

Index Level

For any Index Determination Date, the closing value of the Index published at the regular weekday close of trading on that Index Determination Date as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “            ” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-89 of the accompanying Prospectus Supplement. Notwithstanding anything else to the contrary, if the Index is subject to a Market Disruption Event on a day that would otherwise be the Index Determination Date for an Interest Period, then the Index Determination Date for such Interest Period will be the immediately preceding Index Business Day on which no Market Disruption Event has occurred. For a description of what constitutes a Market Disruption Event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” starting on page S-86 of the accompanying Prospectus Supplement.

Index Barrier:

For Interest Periods commencing on or after:

Index Barrier

[            ]

[            ]

[            ]

[            ]

[            ]

[            ]

Index Determination Date

Two Index Business Days prior to the relevant Interest Reset Date

[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date [commencing] on [            ], provided we give at least [            ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:]

Early Redemption Date

Early Redemption Price

[            ]

[            ]%

[            ]

[            ]%

[            ]

[            ]%

Settlement:

DTC; Book-entry; Transferable.

Listing:

The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent:

Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[            ] per $1,000 principal amount, or [            ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[            ]. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

Price to Public

Agent’s Commission (1)

Proceeds to Barclays Bank PLC

Per Note

%

%

%

Total

$

$

$

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to [            ]% of the principal amount of the notes, or $[            ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, the index supplement dated March 1, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

•	Index supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043717/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the applicable CMS Rates, the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable) for any Interest Period to which the Interest Rate Formula applies is dependent on whether the Index Level on the relevant Index Determination Date is greater than, equal to or less than the applicable Index Barrier.

If such Index Level is greater than or equal to the applicable Index Barrier, the amount of interest payable for such Interest Period will then depend on the applicable CMS Rates of the two maturities identified on the cover page hereof, the applicable Reference Rate and whether, and the extent to which, such Reference Rate multiplied by the applicable Multiplier is greater than, equal to or less than the Minimum Above Barrier Rate and, if applicable, the Maximum Above Barrier Rate.

If the applicable CMS Rates are such that the resulting Reference Rate multiplied by the applicable Multiplier is greater than the Minimum Above Barrier Rate, a per annum interest rate equal to the Reference Rate multiplied by the applicable Multiplier will accrue for such Interest Period. Interest payments on the Notes may be subject to a Maximum Above Barrier Rate (as and if specified on the cover page hereof). If the Notes are subject to a Maximum Above Barrier Rate, you will not benefit in any increase in the CMS Spread that results in a per annum interest rate that is greater than the specified Maximum Above Barrier Rate. The yield on such Notes may be less than the yield on a similar security that is not subject to a maximum interest rate.

If the applicable CMS Rates are such that the resulting Reference Rate multiplied by the applicable Multiplier is less than or equal to the Minimum Above Barrier Rate, the Minimum Above Barrier Rate will accrue for such Interest Period (and if the Minimum Above Barrier Rate is 0% per annum, you would receive no interest payment on the related Interest Payment Date). As a result, if the applicable CMS Rates are such that the resulting Reference Rate multiplied by the applicable Multiplier for each Interest Period to which the Interest Rate Formula applies is less than or equal to the Minimum Above Barrier Rate, then you will receive only the Minimum Above Barrier Rate for each of such Interest Periods (and if the Minimum Above Barrier Rate is 0% per annum, you would receive no interest payments on your Notes throughout their term other than any Initial Interest Rate.)

If the Index Level on the relevant Index Determination Date for an Interest Period to which the Interest Rate Formula applies is less than the applicable Index Barrier, the Below Barrier Rate will accrue for such Interest Period (and if the Below Barrier Rate is 0% per annum, you would receive no interest payment on the related Interest Payment Date.) As a result, if the Index Level on each of the Index Determination Dates for Interest Periods to which the Interest Rate Formula applies is less than the applicable Index Barrier, then you will receive only the Below Barrier Rate for each of such Interest Periods (and if the Below Barrier Rate is 0% per annum, you would receive no interest payments on your Notes throughout their term other than any Initial Interest Rate.)

FWP–1

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the applicable CMS Rates, the Reference Rate and/or the Index. Because the Notes are our senior unsecured obligations, payment of any interest or any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the applicable CMS Rates, the level of the Reference Rate and the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the CMS Rates referenced on the cover hereof, the Reference Rate and the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	the dividend rate on the common stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

FWP–2

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Determine the Index Level on the relevant Index Determination Date.

For each Interest Period, the Calculation Agent will determine the Index Level on the relevant Index Determination Date (that is, the second Index Business Day prior to the first day of such Interest Period). If the Index is subject to a Market Disruption Event on a day that would otherwise be the Index Determination Date for an Interest Period, then the Index Determination Date for such Interest Period will be the immediately preceding Index Business Day on which no Market Disruption Event has occurred. If the Index Level on the relevant Index Determination Date is greater than or equal to the applicable Index Barrier, the Above Barrier Rate will accrue for such Interest Period. If the Index Level on the relevant Index Determination Date is less than the applicable Index Barrier, the Below Barrier Rate will accrue for such Interest Period.

Step 2: Calculate the Reference Rate.

For each Interest Period for which the Above Barrier Rate will accrue, to calculate the Above Barrier Rate, a value for the Reference Rate will be determined by first calculating the CMS Spread, the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Reference Rate Determination Date for that Interest Period (that is, the second New York Business Day prior to the first day of that Interest Period). The Reference Rate will equal the CMS Spread [plus/minus] [the Spread]. If the value of the second CMS Rate is greater than the first CMS Rate such that the subtraction of the second CMS Rate from the first CMS Rate, with the Spread accounted for, results in a negative amount, the Reference Rate will be negative.

Step 3: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period for which the Index Level on the relevant Index Determination Date is greater than or equal to the applicable Index Barrier, the per annum interest rate is the Above Barrier Rate. The Above Barrier Rate is equal to the product of the applicable Reference Rate (determined as described above) multiplied by the applicable Multiplier, subject to the Minimum Above Barrier Rate and, if applicable, the Maximum Above Barrier Rate. If the Reference Rate for an Interest Period is negative (as described above), assuming that the Minimum Above Barrier Rate is 0%, the Above Barrier Rate for such Interest Period will be 0%. See “Selected Risk Factors—Reference Rate/Interest Payment Risk”.

For each Interest period for which the Index Level on the relevant Index Determination Date is less than the applicable Index Barrier, the per annum interest rate is the Below Barrier Rate. If the Below Barrier Rate is 0%, you would receive no interest payment for such Interest Period. See “Selected Risk Factors—Reference Rate/Interest Payment Risk”.

Step 4: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under scenarios for the Index Level and the Reference Rate. For purposes of these examples, we have assumed that the Spread is zero, that the applicable CMS Spread for the Notes is the difference of the 10 Year CMS Rate minus the 2 Year CMS Rate, that the Multiplier applicable to the Interest Period is 10, that the Minimum Above Barrier Rate is 0.00%, that the Maximum Above Barrier Rate is 10.00%, that the Index is S&P 500® Index, that the applicable Index Barrier is 900 and that the Below Barrier Rate is 0.00%. The Below Barrier Rate and the Minimum Above Barrier Rate for any Notes shall be no less than 0%. We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

FWP–3

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Index, the applicable CMS Rates and/or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

10 Year CMS Rate	2 Year CMS Rate	Index Level	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[6]	Interest Payment Amount (per $1,000 Note) [7]
3.00%	4.20%	800	–1.20%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	900	–0.60%	0.00%[4]	0.00%	$0.00
5.00%	5.00%	1000	0.00%	0.00%	0.00%	$0.00
5.00%	4.50%	1200	0.50%	5.00%	1.25%	$12.50
6.00%	5.30%	1500	0.70%	7.00%	1.75%	$17.50
6.00%	5.10%	700	0.90%	0.00%[3]	0.00%	$0.00
7.00%	5.70%	800	1.30%	0.00%[3]	0.00%	$0.00
7.00%	5.70%	900	1.30%	10.00%[5]	2.50%	$25.00
7.00%	5.70%	1000	1.30%	10.00%[5]	2.50%	$25.00

1.	For the Interest Period, with the Spread assumed to be zero, the value of the Reference Rate is equal to the CMS Spread (the 10 Year CMS Rate minus the 2 Year CMS Rate), as determined on the related Reference Rate Determination Date.
2.	If the Index Level on the relevant Index Determination Date is greater than or equal to the applicable Index Barrier, the interest rate per annum is the Above Barrier Rate equal to the product of the Multiplier (10) and the Reference Rate, subject to the Minimum Above Barrier Rate (0.00%) and the Maximum Above Barrier Rate (10.00%). If the Index Level on the relevant Index Determination Date is less than the applicable Index Barrier, the interest rate per annum is the Below Barrier Rate (0.00%)
3.	The interest rate per annum in this case equals the Below Barrier Rate (0.00%) because the Index Level on the relevant Index Determination Date is less than the applicable Index Barrier.
4.	The interest rate per annum in this case equals the Minimum Above Barrier Rate (0.00%) because (i) the Index Level on the relevant Index Determination Date is greater than or equal to the applicable Index Barrier, (ii) the Reference Rate is negative, and (iii) the interest rate per annum shall not be less than the Minimum Above Barrier Rate (0.00%).
5.	The interest rate per annum in this case equals the Maximum Above Barrier Rate (10.00%) because (i) the Index Level on the relevant Index Determination Date is greater than or equal to the applicable Index Barrier, (ii) the Reference Rate multiplied by the Multiplier is greater than the Maximum Above Barrier Rate, and (iii) the interest rate per annum shall not be greater than the Maximum Above Barrier Rate (10.00%).
6.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).
7.	The interest payment amount for the Interest Payment Date equals the principal amount times the effective interest rate for the Interest Period.

Example 1: If on the Index Determination Date for the Interest Period the Index Level is 800, which is less than the applicable Index Barrier of 900, the per annum interest rate for the Interest Period would be 0.00% (the Below Barrier Rate), and you would receive no interest payment on the related Interest Payment Date.

Example 2: If on the Index Determination Date for the Interest Period the Index Level is 900, which is equal to the applicable Index Barrier of 900, the per annum interest rate for the Interest Period would be the Above Barrier Rate. If the value of the 10 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period, with the Spread assumed to be zero, would be –0.60% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate multiplied by the Multiplier of 10 results in a rate (–6.00%) less than the Minimum Above Barrier Rate of 0.00%, the per annum interest rate for the Interest Period would be 0.00% (the Minimum Above Barrier Rate), and you would receive no interest payment on the related Interest Payment Date.

Example 3: If on the Index Determination Date for the Interest Period the Index Level is 1200, which is greater than the applicable Index Barrier of 900, the per annum interest rate for the Interest Period would be the Above Barrier Rate. If the 10 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period, with the

FWP–4

Spread assumed to be zero, would be 0.70% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). Because the Reference Rate (0.70%) multiplied by the Multiplier (10) is not greater than the Maximum Above Barrier Rate (10.00%), the per annum interest rate for the Interest Period would be 7.00% (equal to the Reference Rate multiplied by the Multiplier of 10), and you would receive an interest payment of $17.50 per $1,000 principal amount Note on the related Interest Payment Date, calculated as follows:

Effective Interest Rate = 7.00% × (90/360) = 1.75%

Interest Payment = $1,000 × 1.75% = $17.50

Example 4: If on the Index Determination Date for the Interest Period the Index Level is 1000, which is greater than the applicable Index Barrier of 900, the per annum interest rate for the Interest Period would be the Above Barrier Rate. If the 10 Year CMS Rate is 7.00% and the 2 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period, with the Spread assumed to be zero, would be 1.30% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate (1.30%) multiplied by the Multiplier of 10 results in a rate (13.00%) greater than the Maximum Above Barrier Rate of 10.00%, the per annum interest rate for the Interest Period would be equal to the Maximum Above Barrier Rate of 10.00%, and you would receive an interest payment of $25.00 per $1,000 principal amount Note on the related Interest Payment Date, calculated as follows:

Effective Interest Rate = 10.00% × (90/360) = 2.50%

Interest Payment = $1,000 × 2.50% = $25.00

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are as described under the heading “—Variable Rate Debt Instrument” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director—Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

If the Notes are not as described under the heading “—Variable Rate Debt Instrument” below and have a term in excess of one year, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

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The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•	a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•	a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)). An objective rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day. The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent. An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director—Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]3

[3]	To be included if the Notes may still be outstanding on January 1, 2013.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

[CALLABLE] CMS STEEPENER NOTES WITH INDEX-LINKED BARRIER DUE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010 AND THE INDEX SUPPLEMENT DATED MARCH 1, 2010)